Exhibit 15(c)

Annual Information Form

Year Ended December 31, 2006

May 15, 2007

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

GLOSSARY	1

CONVENTIONS	2

ABBREVIATIONS	2

CONVERSION	2

DOCUMENTS INCORPORATED BY REFERENCE	3

THE CORPORATION	4

GENERAL DEVELOPMENT OF THE BUSINESS	4

DESCRIPTION OF THE BUSINESS	5

PRINCIPAL PROPERTIES	6

DIRECTORS AND OFFICERS OF THE CORPORATION	8

PROMOTERS	11

INDEBTEDNESS OF DIRECTORS AND OFFICERS	11

DESCRIPTION OF SHARE CAPITAL	11

PRINCIPAL SHAREHOLDERS	12

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES	13

PRIOR SALES	13

ESCROWED SECURITIES	13

DIVIDENDS	14

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	14

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	14

MATERIAL CONTRACTS	14

RISK FACTORS	15

INDUSTRY CONDITIONS	22

TRANSFER AGENT AND REGISTRAR	27

INTEREST OF EXPERTS	27

ADDITIONAL INFORMATION	27

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These forward-looking statements speak only as of the date of this Annual Information Form.

In particular, this Annual Information Form may contain forward-looking statements pertaining to the following:

•                  capital expenditure programs;

•                  the quantity of oil and natural gas reserves;

•                  projections of market prices and costs;

•                  supply and demand for oil and natural gas;

•                  expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•                  productive capacity of wells;

•                  production volumes;

•                  timing of tie-in operations; and

•                  treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

•                  volatility in market prices for oil and natural gas;

•                  potential liabilities inherent in oil and natural gas operations;

•                  uncertainties associated with estimating oil and natural gas reserves;

•                  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•                  geological, technical, drilling and processing problems;

•                  whether farm-in and farm-out opportunities result in agreements;

•                  effect of recent environmental legislation discussed under “Industry Conditions”;

•                  fluctuations in foreign exchange, interest rates and stock markets; and

•                  the other factors discussed under “Risk Factors”.

These factors should not be considered exhaustive. Other than if required by applicable securities laws, the Corporation does not undertake any obligation to publicly update or revise any forward-looking statements.

GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following words and phrases shall have the meanings set forth below:

“AMEX” means the American Stock Exchange;

“Annual Information Form” means this Annual Information Form;

“Canadian Superior” means Canadian Superior Energy Inc.;

“Chapman” means Chapman Petroleum Engineering Ltd.;

“Chapman Report” means report of Chapman dated February 21, 2007 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2006;

“CRA” means Canada Revenue Agency;

“Common Share” or “Common Shares” means, respectively, one or more common shares in the capital of Challenger;

“Corporation” or “Challenger” means Challenger Energy Corp., a corporation amalgamated under the Canada Business Corporations Act;

“GAAP” means Canadian generally accepted accounting principles;

“Gross” or “gross” means:

(a)                                  in relation to the Corporation’s interest in production and reserves which are the Corporation’s working interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b)                                 in relation to wells, the total number of wells in which the Corporation has an interest; and

(c)                                  in relation to properties, the total area of properties in which the Corporation has an interest;

“NAFTA” means the North American Free Trade Agreement;

“NEB” means the National Energy Board;

“Net” or “net” means:

(a)                                  in relation to the Corporation’s interest in production and reserves, the Corporation’s working interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation’s royalty interest in production or reserves;

(b)                                 in relation to wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(c)                                  in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation;

“National Instrument 51-101” means National Instrument 51-101 – Standards of disclosure for Oil and Gas Activities;

“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended including the regulations thereunder; and

“TSXV” means the TSX Venture Exchange.

CONVENTIONS

Certain terms used herein are defined in the “Glossary”. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. All financial information with respect to the Corporation has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

Bbls	barrels
Bbls/d	barrels per day
Mbbls	thousand barrels
Boe	barrels of oil equivalent of natural gas (on the basis of 6 Mcf of natural gas to 1 bbl of oil)
Boe/d	barrels of oil equivalent per day
Mboe	thousand boe
NGLs	natural gas liquids
Mmbtu	million British thermal units
Mstb	thousand stock tank barrels
Stb	standard stock tank barrel

Natural Gas

Bcf	billion cubic feet
Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
GJ	gigajoule

Other

AECO	The natural gas storage facility located at Suffield, Alberta
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

Disclosure provided herein in respect of boe may be misleading, particularly if used in isolation. The boe conversion ratio of 6 Mcf of natural gas to 1 bbl of oil used throughout this document is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSION

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
Thousand cubic metres	Mcf	35.494
Bbls	Cubic metres (“m3”)	0.159
Cubic metres	bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Annual Information Form from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer at Suite 200, 744 – 4th Avenue S.W., Calgary, Alberta, T2P 3T4, Telephone (403) 503-8813. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of the Corporation, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Annual Information Form:

1.                                       the Corporation’s report prepared in accordance with Form 51-101F1 Statement of Reserves Data and other Oil and Gas Information for the year ended December 31, 2006 and dated March 28, 2007 prepared in accordance with NI 51-101;

2.                                       the Corporation’s report prepared in accordance with Form 51-101F2 Report on Reserves Data of Independent Qualified Reserves Evaluator executed by Chapman for the year ended December 31, 2006 dated March 26, 2007; and

3.                                       the Corporation’s report prepared in accordance with Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure for the year ended December 31, 2006 and dated March 28, 2007.

THE CORPORATION

Challenger is a Canadian corporation that was created upon the amalgamation of Challenger Energy Corp. (“Oldco”) and Global Energy Express Inc. (“Global”) on December 1, 2005 pursuant to the provisions of the Canada Business Corporations Act. The head office of Challenger is located at Suite 200, 744 – 4th Avenue S.W., Calgary, Alberta, T2P 3T4. The registered office of Challenger is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Oldco was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act.

Global was incorporated on April 18, 1997 pursuant to the provisions of the Business Corporations Act (Alberta) as 691677 Alberta Ltd. On April 14, 1998, Global amended its articles to change its name to Universal Star Ventures Corporation. Effective June 16, 2005, Global further amended its articles to consolidate its outstanding common shares on the basis of one post consolidation common share for each five pre-consolidation common shares and to change the name of the company to Global Express Energy Inc.

Challenger has one wholly owned subsidiary, Challenger Energy Trinidad and Tobago Ltd., a company incorporated under the laws of Trinidad and Tobago.

The Corporation’s Common Shares trade on the TSXV and the AMEX under the symbol “CHQ”.

GENERAL DEVELOPMENT OF THE BUSINESS

Oldco was formed to operate as an oil and gas exploration, development and production company, commencing business operations on August 6, 2004. The following is a summary of the significant events in the development of the Corporation since commencing business operation on August 6, 2004.

Between August 6, 2004 and August 31, 2005, Oldco issued 15,500,000 common shares to founders at prices of $0.05 per share and $0.10 per share for gross proceeds of $775,000. In September 2005, Oldco completed a private placement of 4,968,000 common shares at a price of $0.25 per common share for proceeds of $1,212,000. In October 2005, Oldco issued 250,000 common shares upon the exercise of options at an exercise price of $0.10 per share.

In November 2004, Oldco entered into a farm-out agreement (the “Farm-out Agreement”) with Canadian Superior, a participation agreement with Canadian Superior (the “Participation Agreement”) and a participation agreement (the “Trinidad Participation Agreement”) with Canadian Superior Trinidad and Tobago Ltd., a wholly owned subsidiary of Canadian Superior, which are further described under “Description of Business – Business Objectives”.

In October 2005, Oldco acquired a 10% pooled working interest in and to section 17-35-1 W5M in the Innisfail Area of Alberta (from the surface to the base of the Pekisko formation) from Blueline Energy Ltd. for $525,000 in cash and warrants to purchase 250,000 Common Shares exercisable at a price of $0.25 per share for a period of two years.

Prior to November 2002, Global was engaged in the wholesale insurance industry as an intermediary for specialized insurance products. Global discontinued operations upon the sale of all its assets on November 5, 2002 to an unaffiliated third party in consideration for the assumption of all of Global’s liabilities.

After Global discontinued active business operations in November 2002, the principal business of Global was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses, which resulted in Global and Oldco entering an amalgamation agreement on December 1, 2005 (the “Amalgamation Agreement”).

Pursuant to the Amalgamation Agreement, the two corporations continued as one corporation under the name “Challenger Energy Corp.” and the property of each of Oldco and Global became the property of the amalgamated corporation. The amalgamated corporation continued to be liable for the obligations of each of Oldco and Global. The amalgamation was approved by the shareholders of both Oldco and Global at meetings of the shareholders of each corporation held on November 30, 2005.

On the effective date of the amalgamation:

•                  each outstanding Oldco common share was exchanged for one share of the amalgamated corporation;

•                  each outstanding Global share was exchanged for one share of the amalgamated corporation; and

•                  each outstanding convertible security of each of Oldco and Global was exchanged for a comparable convertible security of the amalgamated corporation, having regard for the one to one exchange ratio set forth above.

At the time of completion of the amalgamation, pursuant to the policies of the TSXV, Challenger’s directors, officers and principal shareholders entered into an escrow agreement dated November 30, 2005 with the Corporation and Computershare Investor Services Inc. as escrow agent (the “ Escrow Agreement”). The securities of Challenger held by these persons were deposited into escrow to be released incrementally over a period of 36 months from the date of completion of the amalgamation. The securities which are subject to the Escrow Agreement are not freely tradable.

On February 15, 2006, Challenger issued 5,951,920 units (“Units”) on a private placement basis at a price of $2.25 per Unit for gross proceeds of $13,391,820. Each Unit consisted of one Challenger Common Share and one-half of a Common Share purchase warrant. Each warrant entitles the holder thereof to acquire Challenger Common Shares at an exercise price of $2.75 per whole share until December 31, 2006. Pursuant to the same private placement, Challenger issued an additional 540,000 Units on February 21, 2006, 42,500 Units on February 23, 2006, and 2,110,024 Units on March 28, 2006 for additional gross proceeds of $6,058,179.

In December 2006, the Corporation made an application to the TSXV to extend the expiry date of 4,322,222 outstanding warrants issued pursuant to the February and March 2006 private placements as disclosed above. The expiry date of the warrants was extended from December 31, 2006 to February 28, 2007.

Recent Developments

On January 29, 2007, the Corporation began trading on the AMEX under the ticker symbol CHQ.

On February 28, 2007 323,512 warrants to purchase Common Shares were exercised at an exercise price of $2.75 per Common Share. In addition, on the same day 3,998,710 warrants to purchase common shares expired.

DESCRIPTION OF THE BUSINESS

General

Challenger is a natural gas exploration and production company which is currently focusing on “high impact” oil and gas plays offshore Nova Scotia and Trinidad and Tobago.

Business Objectives

Challenger’s business objective for the next 12 months is to fund its obligations under the Participation Agreement entered into in November 2004 with Canadian Superior, which is described below. The Corporation has sufficient working capital to meet its anticipated working capital requirements under the Participation Agreement for the initial drilling and potential abandonment of the first exploration well; however, Challenger anticipates making substantial capital expenditures for testing and completion of the first well if it is successful and for 1/3 of costs in respect to the second and third exploration well under the Participation Agreement. Challenger also anticipates making substantial expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. Challenger will seek debt or equity financing if cash generated from operations and its current working capital is not sufficient to meet these requirements. There can be no assurance that debt or equity financing will be available or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation.

The following is a description of the Corporation’s material contracts which provide the various Corporation with economic participation in oil and gas properties. As mentioned above the Corporation’s current focus is its operations with Canadian Superior offshore Trinidad and Tobago pursuant to the Participation Agreement.

Participation Agreement. Pursuant to the Participation Agreement, Challenger has the right to earn up to a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. Pursuant to Challenger’s rights under the Participation Agreement, Challenger is required to pay 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract.

Trinidad Participation Agreement. The Trinidad Participation Agreement also grants Challenger the right to finance 1/3 of Canadian Superior’s minimum work obligations to obtain 25% of Canadian Superior’s revenue share under a participation agreement entered into by Canadian Superior with the Petroleum Corporation of Trinidad and Tobago (“Petrotrin”) in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior Trinidad and Tobago Ltd and 30% Petrotrin. Challenger will earn 25% of Canadian Superior’s 70% revenue interest.

Farm-out Agreement. Pursuant to the Farm-out Agreement, Challenger may also earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment of a 1/3 share of the costs and expenses associated with drilling a test well on the Mariner project land. Provided that Challenger has earned an interest in the Mariner project pursuant to the Farm-out Agreement, it will have a further option to participate and earn a 25% interest by paying 1/3 share of the costs of drilling wells on Canadian Superior’s Marauder project lands and Marconi project lands, both offshore Nova Scotia, Canada.

15-17 Well. Challenger has a 10% pooled working interest in and to section 17-35-1 W5M in the Innisfail Area of Alberta (from the surface to the base of the Pekisko formation. In the three-months ended December 31, 2006, the 15-17 Well was producing at an average rate of 550 Mcf/d (55.0 Mcf/d net to Challenger).

PRINCIPAL PROPERTIES

The following is a description of Challenger’s principal oil and gas properties as at December 31, 2006. Unless otherwise stated, all production volumes in this section represent Challenger’s gross interest.

Offshore Nova Scotia

Mariner Project (EL 2409)

Challenger is entitled to earn a 25% interest in Canadian Superior’s Mariner Project license and the lands to which such license is subject, located approximately nine kilometres northeast of Sable Island, offshore Nova Scotia, by paying 1/3 of the costs and expenses of drilling one exploration well on the Mariner block pursuant to the Farm-Out Agreement. The Mariner Project encompasses an offshore area of 101,800 acres.

El Paso Corporation, through its Canadian subsidiary El Paso Oil and Gas Canada, Inc., obtained a 50% working interest in the 101,800 acre Mariner Project lands by committing to pay two-thirds of the cost of the first Mariner Project exploration well (Mariner I-85 well) drilled in November 2003. The first Mariner Project exploration well was spudded in November 2003 and drilled to a total depth of approximately 5,408 metres (17,743 feet) to evaluate one of three large structures identified on the Mariner Project license. The Mariner I-85 well was abandoned in March 2004.

The Mariner I-85 well was drilled on the first of three prospects identified on the Mariner Project lands. The I-85 well was located in shallow water depths of approximately 55 metres (180 feet) on the southeast side of the Mariner license.

Canadian Superior has identified new locations for drilling on the Mariner block. Challenger is entitled to earn a 25% interest in the Mariner license and the lands to which such license are subject by paying 1/3 of costs and expenses associated with drilling the next well on the Mariner block. The total cost of the next Mariner well is estimated to be approximately $60 million. At this time there is no set drilling schedule with respect to the Mariner block.

Marauder & Marconi Projects (EL 2415 & 2416)

In the event that Challenger earns an interest in the Mariner Project, it will also have an option pursuant to the Farm-out Agreement to participate as to a 25% interest in drilling wells on the Marauder Project lands and the Marconi Project lands covering 370,881 acres offshore Nova Scotia by paying 1/3 of the costs and expenses of drilling one exploration well on the respective lands. The Marauder Project lands and the Marconi Project lands were acquired by Canadian Superior for work expenditure bids aggregating $14.1 million. These licenses were acquired by Canadian Superior based on analysis of proprietary seismic data and in-house geological evaluations. The Marauder Project lands have four seismically defined prospects. The Marconi Project lands have a seismically defined tilted fault/anticlinal prospect similar to other Sable area fields. At this time there is no set drilling schedule with respect to the Marconi Project lands.

Offshore Trinidad

Mayaro and Guayaguayare Lands

Challenger has been granted a right to participate in a participation agreement between Canadian Superior and Petrotrin in respect of two Blocks (55,000 acres) in the Mayaro/Guayaguayare area off the east coast of Trinidad. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior and 30% Petrotrin.

Challenger has a right to participate as to a one-third interest in the minimum work obligations of Canadian Superior Trinidad and Tobago Ltd. to earn a 25% interest of Canadian Superior’s revenues from this block. At this time there is no set drilling schedule with respect to the Mayaro and Guayaguayare Lands.

Block 5(c)

Canadian Superior has negotiated a production sharing contract with the Government of Trinidad relating to exploration on Block 5(c) comprising an 80,041 acre continental shelf block, with water depths in excess of 150 meters, located off the east coast of Trinidad. Challenger, pursuant to the Participation Agreement, has a right to participate as to a 25% interest in such productions sharing contract. Challenger is required to pay one-third of the costs and expenses already paid by Canadian Superior at the time of exercise of the right and to commit to pay one third of the work program prescribed by the production sharing contract. Canadian Superior has received detailed 3-D seismic data with respect to the property and is reprocessing the data to confirm drilling locations. A drilling rig has been contracted by the operator, Canadian Superior, and is currently under tow to Trinidad. The first well with respect to Block 5(c) is anticipated to be spudded in June of 2007.

Drilling Activity and Location of Production and Wells

In October, 2005, Challenger acquired a 10% pooled working interest in and to section 17-35-1 W5M (from the surface to the base of the Pekisko formation) from Blueline Energy Ltd. In the three-months ended December 31, 2006, the well at 102/15 17-35-1 WSM was producing at an average rate of 550 Mscf/d (55.0 Mscf/d net to Challenger).

DIRECTORS AND OFFICERS OF THE CORPORATION

The name and places of residence, and position held with the Corporation of each of the directors and officers of the Corporation are as follows:

Name and Municipality of Residence	Position Held

Gregory S. Noval(2) Alberta, Canada Chairman of the Board and Director	Chief Executive Officer and Director of Canadian Superior Energy Inc. from April 2000 to the present.

Neil M. MacKenzie Alberta, Canada President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of the Corporation. Director of Newpark Drilling Fluids Canada Inc. since 1998, and a director of Bakbone Software Incorporated and Wireless Matrix Corporation

James R. Brown(1)(2)(3) Hawaii, USA Director	Chairman, President and Chief Executive Officer of Mill City Gold Corp., a publicly traded company listed on the TSXV.

Joe Chatoor Trinidad and Tobago Director	Retired since 2000. Previously Senior Vice President – Eastern Hemisphere with Western Geophysical Company since 1998.

Michael Hibberd(1)(2)(3) Alberta, Canada Director	President of MJH Services Inc., corporate finance advisors, since 1995.

Timothy Lindsey(1)(3) Houston, Texas Director

Consultant since 2005. From September 2003 to March 2005 Senior Vice President, Exploration with Houston Exploration Company, a Houston based independent natural gas and oil company. Prior thereto, from October 1975 to February 2004, employed with Marathon Oil Corporation, a Houston based crude oil and natural gas company in a variety of executive positions. Also currently serves as a director for Daybreak Oil & Gas.

Manjeet S. Dhillon Calgary, Alberta	Controller, Shaw Cablesystems G.P. from August 2004 to January 2006. Controller and Vice President, Boardwalk Real Estate Investment Trust from August 1999 to August 2004.

Notes:

(1)           Member of the Audit Committee.

(2)           Member of the Reserves Committee.

(3)           Member of the Compensation and Corporate Governance and Nomination Committee

As at May 14, 2007, the directors and officers of the Corporation, and associates and affiliates, as a group own or control, directly or indirectly, 8,256,200 Common Shares or 25.4% of the issued and outstanding Common Shares.

Profiles of the Corporation’s directors and senior officers and the particulars of their respective principal occupations during the last five years are set forth below.

Gregory S. Noval – Director

Mr. Noval is currently the Chief Executive Officer of Canadian Superior Energy Inc., a Calgary, Alberta based company which he founded in April 2000. Canadian Superior is a public oil and natural gas company, the shares of which are posted for trading on the TSX and on the AMEX. Canadian Superior is engaged in the exploration and production of oil and natural gas with operations in Western Canada, offshore Nova Scotia, Canada and offshore Trinidad and Tobago. From November 1988 to March 2000, Mr. Noval was the founder and President and Chief Executive Officer of Canada 88 Energy Corp. (currently, Esprit Exploration Ltd.), a public oil and natural gas company which he founded and the shares of which traded on the TSX and the AMEX.

Mr. Noval has been involved in numerous oil, gas and natural gas processing and gas gathering projects in Western Canada and has over 20 years of experience in the Canadian energy industry. Prior to forming Canadian 88, he worked in various operating and management capacities for a number of public and privately owned companies.

Mr. Noval holds both Bachelor of Commerce and Bachelor of Arts (Economics) degrees from the University of Alberta and has a Bachelor of Law degree from the University of Saskatchewan.

Neil M. Mackenzie – President, Chief Executive Officer and a Director

Mr. MacKenzie is presently a director and Vice-President of Newpark Drilling Fluids Canada Inc. and has been since April 1998. Newpark Drilling is a publicly traded fully integrated drilling fluids company on the NYSE. Mr. Mackenzie is also a director of Essential Energy Services Trust a energy services Trust whose shares are currently listed on the TSX. Mr. MacKenzie was a director of Southpoint Resources Ltd. from September 2002 to August 2005. Southpoint Resources Ltd., whose name was changed to E4 Energy Ltd. in August 2004, is a public oil and natural gas company whose shares are posted for listing on the Exchange. From November 1976 to April 1998, Mr. MacKenzie was President of Protec Mud Service Ltd., a private company which he co-founded.

James R. Brown – Director

Mr. Brown is currently the Chairman, President and Chief Executive Officer of Mill City Gold Corp., a publicly traded mining company listed on the TSXV. Mill City Gold Corp. is engaged in numerous mineral exploration projects in north central Nevada.

Mr. Brown has a Bachelor of Science degree from the University of Calgary and is a Graduate Gemologist (GIA) from the Gemological Institute of America located in Carlsbad, California. He has over 25 years experience operating public companies involved in mining exploration and development.

Joe Chatoor – Director

Mr. Chatoor is a businessman, having retired from the position of Senior Vice-President, Eastern Hemisphere with Western Geophysical Company, an international seismic company, in 2000. Mr. Chatoor began his career with Western Geophysical in 1968 as a computer programmer, and held various positions relating to the processing and interpretation of seismic and magnetic data, working in the United Kingdom, Italy, Australia, Singapore and Norway.

Mr. Chatoor qualified as a Probationer Member of the Royal Institution of Chartered Surveyors in 1966 after completing the Land Survey and Geodesy program at North East London Polytechnic, United Kingdom.

Michael Hibberd – Director

Mr. Hibberd, is a businessman with energy project planning and capital markets experience. He spent 12 years with ScotiaMcLeod in corporate finance in Toronto and Calgary focusing on oil and gas, mining and communications companies. Mr. Hibberd was a Director and Senior Vice President, Corporate Finance at ScotiaMcLeod until 1995.

In 1995, Mr. Hibberd established a corporate finance advisory business focused on providing advice to companies based in Calgary with North American and international operations. He has been actively involved in privatization projects in North America, Central Asia, the Middle East and South America. In addition to advising on Western Canadian and Nova Scotia projects that involved significant financing, Mr. Hibberd has been directly involved in projects, or in project financing and advisory work, in the United States, Mexico, Chile, Argentina, Kazakhstan, the Ukraine, Oman, Qatar, Pakistan, Egypt, Iran, China, Sudan, Tanzania and several other African nations. Mr. Hibberd also serves as a director of several Toronto Stock Exchange and TSXV listed companies.

Timothy R. Lindsey – Director

Mr. Lindsey is currently a consultant providing guidance on exploration, production, technology, and business development in the United States, Canada, Africa, Europe, Latin America and Asia – Pacific and currently serves as a director of Daybreak Oil & Gas. From September 2003 to March 2005, Mr. Lindsey held the positions of Vice-President, Exploration and Senior Vice-President, Exploration with the Houston Exploration Company, a Houston-based independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of domestic natural gas and oil properties. From October 1975 to February 2003, Mr. Lindsey was employed with Marathon Oil Corporation (“Marathon”) (NYSE: MRO), a Houston-based company engaged in the worldwide exploration and production of crude oil and natural gas, as well as the domestic refining, marketing and transportation of petroleum products. During his tenure with Marathon, Mr. Lindsey held a number of positions, including International Exploration Manager, Worldwide Exploration from November 1996 to February 2003. Mr. Lindsey obtained his Bachelor of Science Degree in Geology from Eastern Washington University in 1973, and completed his graduate studies in Economic Geology from the University of Montana in 1975. Mr. Lindsey has also completed the Advanced Executive Program from the Kellogg School of Management at Northwestern University in 1990.

Manjeet Dhillon, C.A. – Vice President, Finance and Chief Financial Officer

Mr. Dhillon has over 12 years’ management and business experience and joined the Corporation in February 2006 as Vice President, Finance and Chief Financial Officer. He is a Chartered Accountant and holds a Bachelor degree in Commerce from the University of Alberta and is a member of the Canadian Institute of Chartered Accounts. From August 2004 to January 2006, Mr. Dhillon was Controller for Shaw Cablesystems G.P. Prior thereto, Mr. Dhillon was the Controller and Vice-President of Boardwalk Real Estate Investment Trust.

Cease Trade Order or Bankruptcies

Except as set forth below, no proposed director of Challenger has, within the last ten years prior to the date of this document, been a director or executive officer of any company (including Challenger) that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Neil MacKenzie has been a director of BakBone Software Incorporated (“BakBone”) since March of 1999. In October 2004, BakBone announced that it had approved the engagement of Deloitte & Touche LLP as BakBone’s independent public accountants, who would replace KPMG LLP, who were BakBone’s previous independent public accounts. As a result of this change of accountants, and the requirement for Deloitte & Touche LLP to both review BakBone’s current results and its previously published financial statements, the Company was not in a position to file its quarterly report on Form 10-Q for the September 30, 2004 period and consequently, in December 2004, each of the Alberta, British Columbia and Ontario Securities Commissions issued a cease trade order against the Company to the effect that all trading in the securities of BakBone cease until it has filed its requisite financial statements in accordance with Canadian securities legislation.

James R. Brown was a director of Golden Hill Mining Corp. (“Golden Hill”), a company previously subject to a take-over bid by MacDonald Mines Exploration Ltd., which take-over was completed on or about February 12, 1998. During 1995 and prior to becoming a director of Golden Hill, Golden Hill completed a corporate re-activation which resulted in obtaining a revocation of a 1990 Cease Trade Order in Ontario and then becoming listed for trading on the Canadian Dealing Network, Inc. (“CDN”). Because CDN was not a “recognized stock exchange” under the policies of the Securities Act (Alberta), Golden Hill was unable to obtain a revocation of a similar Cease Trade Order (the “CTO”) issued by the Alberta Securities Commission in February 1990. At the time of its re-activation in 1995, Golden Hill issued securities which included share purchase warrants. Subsequent to becoming a director of Golden Hill and coincidental with the take-over of Golden Hill by MacDonald, the Alberta Securities Commission reviewed these activities concluding they constituted trades contrary to the outstanding CTO resulting in the cancellation of such stock options and issued shares and ultimately permitting the completion of the subject takeover pursuant to which Golden Hill was issued shares of MacDonald Mines Exploration Ltd.

On October 15, 1997, the Alberta and Ontario Securities Commissions issued orders relating to a settlement agreement entered into by Canadian 88 Energy Corp. (“Canadian 88”), Gregory Noval and two other parties in respect of involvement in a take-over bid made in early 1997 by Canadian 88 for the common shares of Morrison Petroleums Ltd., a corporation whose common shares were listed on the TSX and the Montreal Exchange. In a joint submission with the ASC and the OSC, the parties agreed that their actions and the public statements made on behalf of Canadian 88 were contrary to the public interest. Under the terms of the settlement agreement, Canadian 88 was required to make a $200,000 payment to the ASC and was reprimanded by the OSC. Mr. Noval was prohibited from trading securities and from relying on most exemptions available under the securities legislation of Alberta and Ontario for a period of 12 months.

Penalties or Sanctions

No proposed director of the Corporation, within the last 10 years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly-traded issuer or theft or fraud.

Personal Bankruptcies

No proposed director of the Corporation has, within the 10 years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

PROMOTERS

Neil M. MacKenzie and Gregory S. Noval are considered the promoters of Challenger in that they took the initiative in founding and organizing Challenger. Mr. MacKenzie currently owns or controls 2,500,000 Common Shares and options to acquire an additional 100,000 Common Shares. Mr. Noval currently owns or controls 5,056,200 Common Shares, warrants to acquire 800,000 Common Shares and options to acquire 500,000 Common Shares.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except as disclosed below under “Interest of Management and Others in Material Transactions”, at no time since the beginning of the most recently completed financial period has there been any indebtedness of any director or officer, or any associate of any such director or officer, to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the preferred shares of the Corporation. No preferred shares are presently issued and outstanding.

Common Shares

The Corporation has an unlimited number of Common Shares authorized. At May 14, 2007, there were 32,527,520 Common Shares of the Corporation issued and outstanding. All Common Shares have been issued as fully paid and non-assessable. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors to one vote per Common Share at any meeting of the shareholders of the Corporation and, upon liquidation, to receive all assets of the Corporation as are distributable to the holders of Common Shares.

First and Second Preferred Shares

The First and Second Preferred Shares of Challenger are each issuable from time to time in one or more series, each consisting of a number of shares as determined by the board of directors who may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each class and series of First and Second Preferred Shares.

The First Preferred Shares are entitled to a preference over the Second Preferred Shares, the Challenger Common Shares and the shares of any other class ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of Challenger’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the assets of Challenger among its shareholders for the purpose of winding-up its affairs.

The Second Preferred Shares are entitled to a preference over the Challenger Common Shares and the shares of any other class ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of Challenger’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the assets of Challenger among its shareholders for the purpose of winding-up its affairs.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of the Corporation, as at May 14, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set out in the table below:

Name and Municipality of Residence	Number of Common Shares	Percentage of Common Shares

Gregory S. Noval(1) Alberta, Canada	5,056,200	15.5%
Valerie Noval(2) Alberta, Canada	5,000,000	15.4%

Notes:

(1)                                  Mr. Noval beneficially owns 5,056,200 Common Shares, which share number includes 2,000,000 Common Shares registered in the name of Bar-N Ghost Pine Ranch Ltd. and 1,000,000 Common Shares registered in the name of Turner Valley Ranch & Cattle Co. Ltd. Both of these companies are owned or controlled by Mr. Noval.

(2)                                  Valerie Noval holds 5,000,000 Common Shares, which share number includes 2,000,000 Common Shares registered in the name of Bar-N Ranch & Cattle Company Ltd. and 2,000,000 Common Shares registered in the name of PrimeWest Capital Corp. Both of these companies are controlled by Valerie Noval.

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

The outstanding Common Shares are currently traded on the TSXV and AMEX under the trading symbol “CHQ”. The following table sets forth the price range and trading volume of the Common Shares on the TSX for the periods indicated.

Period	High	Low	Volume

2006

January	2.50	2.20	31,310
February	3.74	2.40	69,566
March	3.64	2.70	105,050
April	3.00	2.05	339,590
May	2.69	1.99	220,957
June	2.69	1.85	71,000
July	2.25	1.95	131,600
August	2.60	2.05	84,600
September	2.47	2.15	75,200
October	2.50	2.02	261,000
November	2.80	2.35	605,500
December	2.90	2.51	157,500

2007

January	2.89	2.37	177,300
February	2.87	2.71	249,100
March	2.81	2.55	316,000
April	2.85	2.44	230,600

PRIOR SALES

In February and March 2006, the Corporation completed a private placement of 8,644,444 units at a price of $2.25 per unit, each unit consisting of one Common Share and one-half of one Common Share purchase warrant (a “Warrant”). Each Warrant has an exercise price of $2.75 per Common Share and an expiry date of December 31, 2006. In December 2006 the board of directors of the Corporation approved extending the expiry date of the Warrants until February 28, 2007. See “General Development of the Business – Year Ended December 31, 2006”.

ESCROWED SECURITIES

Pursuant to an agreement (the “Escrow Agreement”) dated November 30, 2005 among the Corporation, Computershare Investor Services Inc. (Olympia Trust Company has subsequently replaced Computershare Investor Services Inc. as escrow agent) and certain of the current shareholders of the Corporation (including all of the directors and officers who hold Common Shares), the following securities of the Corporation are held in escrow:

Designation of Class
Held in Escrow	Number of Securities	Percentage of Class
Common Shares	7,920,000	24.3%

Ten percent (10%) of the escrowed Common Shares were released effective December 9, 2005 upon receipt of notice from the TSXV confirming the listing of the Common Shares on the TSXV, fifteen percent (15%) of the escrowed Common Shares were released effective June 9, 2006 and an additional fifteen (15%) percent were released effective December 9, 2006. The remaining sixty percent (60%) of such Common Shares will be released from escrow in fifteen percent (15%) tranches during consecutive six-month intervals. The above escrow release schedule is subject to acceleration in accordance with National Policy 46-201 – Escrow for Initial Public Offerings and the policies of the TSXV in the event that the Corporation subsequently meets certain listing requirements.

DIVIDENDS

The Corporation has not declared or paid any dividends since its incorporation. Any decision to pay dividends on its shares will be made by the board of directors on the basis of the Corporation’s earnings, financial requirements and other conditions existing at such future time.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Corporation, there are no legal proceedings or regulatory actions material to the Corporation to which the Corporation is a party, or was a party to in 2006, or of which any of its properties is the subject matter, or was the subject matter of in 2006, nor are there any such proceedings known to the Corporation to be contemplated. There have been no penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority and the Corporation has not entered into any settlement agreements with a court or securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set forth below, there were no material interests, direct or indirect, of directors and senior officers of the Corporation, any holder of Common Shares of the Corporation who beneficially owns more than 10% of the outstanding Common Shares of the Corporation, or any known associate or affiliate of such persons, in any transaction since formation of the Corporation which has materially affected or would materially affects the Corporation.

The Corporation has entered into agreements with Canadian Superior, which is a related party, as the Chairman and director of the Corporation is also the President, Chief Executive Officer and a director of Canadian Superior. Also, Agustin Aparicio, Challenger’s exploration manager is a consultant for Canadian Superior and may be considered an insider of Challenger. As a result of the foregoing related party transactions between Challenger and Canadian Superior, related party transactions have occurred between Challenger and Canadian Superior and may also occur in the future.

In November 2004, Challenger entered into the Farm-out Agreement with Canadian Superior, the Participation Agreement and the Trinidad Participation Agreement with Canadian Superior Trinidad and Tobago Ltd., a wholly owned subsidiary of Canadian Superior. See “Description of Business”.

Turner Valley Ranch & Cattle Co., a company owned by Greg Noval, earned $30,223 from a gross overriding royalty on revenue earned from the Corporation’s Innisfail well. In addition, as at December 31, 2006, $32,749 was owed to the Corporation as an account receivable from Turner Valley Ranch & Cattle Co., which represents the net balance of revenue earned for the months of November and December 2005 and January 2006, netted against gross overriding royalty payments earned by Turner Valley Ranch & Cattle Co.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation or on its behalf since incorporation, other than contracts in the ordinary course of business, which can be regarded as presently material are the following:

1.             the Farm-out Agreement between Challenger and Canadian Superior dated November 2004;

2.             the Participation Agreement between Challenger and Canadian Superior dated November 2004;

3.             the Trinidad Participation Agreement between Challenger and Canadian Superior Trinidad and Tobago Ltd. dated November 2004; and

4.             the Escrow Agreement dated November 30, 2005.

Copies of these agreements may be inspected at the offices of Burnet, Duckworth & Palmer LLP at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, and at the offices of the Alberta Securities Commission, during normal business hours during the course of distribution of the Common Shares. The material contract may also be viewed by accessing disclosure documents available through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

RISK FACTORS

An investment in the Corporation should be considered highly speculative due to the nature of the Corporation’s activities and the present stage of its development. Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Corporation’s other public filings before making an investment decision:

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, the Corporation may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Corporation. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on the Corporation.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Operational Dependence

Other companies operate some of the assets in which the Corporation has an interest. As a result, the Corporation will have limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Corporation’s financial performance. The Corporation’s return on assets operated by others will therefore depend upon a number of factors that may be outside of the Corporation’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

The Corporation will manage a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. The Corporation’s ability to execute projects and market oil and natural gas will depend upon numerous factors beyond the Corporation’s control, including:

•              the availability of processing capacity;

•              the availability and proximity of pipeline capacity;

•              the availability of storage capacity;

•              the supply of and demand for oil and natural gas;

•              the availability of alternative fuel sources;

•              the effects of inclement weather;

•              the availability of drilling and related equipment;

•              unexpected cost increases;

•              accidental events;

•              currency fluctuations;

•              changes in regulations;

•              the availability and productivity of skilled labour; and

•              the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, the Corporation could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Relationship with Canadian Superior

Challenger’s primary assets are its contractual relationships with Canadian Superior. Challenger has had ongoing discussions with Canadian Superior respecting the terms of the various agreements to which it is a party with Canadian Superior, and through which Challenger has the right to earn an interest in certain oil and natural gas properties. There exists a possibility that the terms of the material agreements may be renegotiated, which would have the effect of altering certain of the rights and obligations of the parties thereunder. In addition, Challenger cannot guarantee that Canadian Superior will fulfill its obligations under these arrangements or achieve any success with respect to its efforts regarding the oil and gas properties to which the arrangements relate. In the short-term, Challenger’s commercial success depends on its arrangements and relationship with Canadian Superior and its results of operations could be materially affected by any change in such arrangements or relationship.

In addition, Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the President, Chief Executive Officer and a director of Canadian Superior. Mr. Agustin Aparicio, who is the Exploration Manager of Challenger, is also the Exploration Advisor, International for Canadian Superior. As a result, potential conflicts of interest could arise.

Competition

The petroleum industry is competitive in all its phases. The Corporation will compete with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation’s competitors will include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation’s ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage. Competition may also be presented by alternate fuel sources.

Risk of Foreign Operations

Trinidad has experienced relative prosperity and stability since 1990 when there was an attempted coup of the government in power. However, the political arena remains polarized by race between the mainly Afro-Trinidadian People’s National Movement (“PNM”) and the largely Indo-Trinidadian United National Congress. Since 2002, the PNM has held 56% of the seats in the House of Representatives. However, before that date three elections were held in just over two years, the first two resulting in political stalemates. Oil and natural gas resources and economic growth were part of the issues debated by the two parties. The next election in Trinidad is scheduled to be held in 2007. Future political stalemates could lead to indecision and inertia in the oil and natural gas regulatory arena which could adversely affect any oil and natural gas operations being carried out by Challenger.

The jurisdictions in which Challenger operates may have less developed legal systems than more established economies which may result in risks such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters; in certain jurisdictions the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured. As a result of limited infrastructure present in Trinidad, land titles systems are not developed to the extent found in many more developed nations. Although Challenger believes that it has good title to its oil and natural gas properties, there is little it can do to control this risk.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See “Industry Conditions”. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. At this time the Alberta Government is in the process of examining the royalty and tax regime applicable to oil, gas and oil sands – see “Industry Conditions – Provincial Royalties and Incentives”. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase the Corporation’s costs, any of which may have a material adverse effect on the Corporation’s intended business, financial condition and results of operations. In order to conduct oil and gas operations, the Corporation will require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called “greenhouse gases”. The Corporation’s exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject the Corporation to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has proposed a Bill, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those included in Alberta’s Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by the Corporation’s expected operations and facilities. The direct or indirect costs of these regulations may adversely affect the expected business of the Corporation. See “Industry Conditions – Environmental Regulation”.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it will be in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition, results of operations or prospects. There has been much public debate with respect to Canada’s ability to meet these targets and the Government’s strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Kyoto Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Corporation. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict either the nature of those requirements or the impact on the Corporation and its operations and financial condition. See “Industry Conditions – Environmental Regulation”.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation is and will continue to be affected by numerous factors beyond its control. The Corporation’s ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation in part determined by the Corporation’s borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation’s borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation’s bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation’s revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation’s financial condition, results of operations and prospects.

Additional Funding Requirements

The Corporation’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase the Corporation’s debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation’s articles nor its by laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation’s indebtedness from time to time, could impair the Corporation’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United

States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Corporation’s claim which could result in a reduction of the revenue received by the Corporation.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Corporation’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, the Corporation’s independent reserves evaluator has used both constant and forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from the Corporation’s oil and gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date and has not been updated and thus does not reflect changes in the Corporation’s reserves since that date.

Insurance

The Corporation’s involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Corporation maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation.

Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle-East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of the Corporation’s net production revenue.

In addition, the Corporation’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of the Corporation’s properties, wells or facilities are the subject of terrorist attack it could have a material adverse effect on the Corporation. The Corporation will not have insurance to protect against the risk from terrorism.

Dilution

The Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Corporation which may be dilutive.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation’s properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation’s licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation’s results of operations and business.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its properties and assets; however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in the Corporation’s ongoing capital program, potentially delaying the program and the results of such program until the Corporation finds a suitable alternative partner.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation’s success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The contributions of the existing management team to the immediate and near term operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government of Canada and Trinidad and Tobago and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada and Alberta all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the Corporation’s operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance, and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the “NEB”). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia, and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement (“NAFTA”) among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain voluntary measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector by 2010 and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to eliminate, amend or allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

The Canadian federal corporate income tax rate levied on taxable income is 22.1% effective January 1, 2007 for active business income including resource income. With the elimination of the corporate surtax effective January 1, 2008 and other rate reductions introduced in the 2006 Federal Budget, the federal corporate income tax rate will decrease to 19% in three steps: 20.5% on January 1, 2008, 20% on January 1, 2009 and 19% on January 1, 2010.

Alberta

In Alberta, companies are granted the right to explore, produce and develop petroleum and natural gas resources in exchange for royalties, bonus bid payments and rents. Currently, the amount of royalties that are payable is influenced by the oil production, density of the oil, and the vintage of the oil. Originally, the vintage classified oil in “new oil” and “old oil” depending on when the oil pools were discovered. If discovered prior to March 31, 1974 it is considered “old oil”, if discovered after March 31, 1974 and before September 1, 1992, it is considered “new oil”. The Alberta government introduced in 1992 a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 1, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown’s share of crude and processed oil sands products.

Regulations made pursuant to the Mines and Minerals Act (Alberta) provided various incentives for exploring and developing oil reserves in Alberta. However, the Alberta Government announced in August of 2006 that four royalty programs were to be amended, a new program was to be introduced and the Alberta Royalty Tax Credit Program (“ARTC”) was to be eliminated, effective January 1, 2007. The programs affected by this announcement are: (i) Deep Gas Royalty Holiday; (ii) Low Productivity Well Royalty Reduction; (iii) Reactivated Well Royalty Exemption; and (iv)

Horizontal Re-Entry Royalty Reduction. The program being introduced is the Innovative Energy Technologies Program (the “IETP”) which is intended to promote the producers’ investment in research, technology and innovation for the purposes of improving environmental performance while creating commercial value. The IETP provides royalty reductions which are presumed to reduce financial risk. Alberta Energy will be the one to decide which projects qualify and the level of support that will be provided. The deadline for the IETP’s third round of applications is May 31, 2007.

On February 16, 2007, the Alberta Government announced that a review of the province’s royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil, gas and oil sands will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The purpose of this process is to ensure that Albertans are receiving a fair share from energy development through royalties, taxes and fees. The issues to be reviewed during this examination process are:  (i) undertaking a comparison of Alberta’s royalty system to other oil and gas producing jurisdictions, taking into account investment economics and industry returns and risks in Alberta; (ii) whether Alberta’s royalty system is sufficiently sensitive to market conditions; (iii) whether the current revenue minus cost system for oil sands royalties is optimal; (iv) which programs built into the existing royalty system should be retained or strengthened, and which should be adapted or eliminated; (v) how the tax treatment of the oil and gas sector compares to other sectors and jurisdictions; (vi) the economic and fiscal impacts of any possible changes to the royalty and corporate tax structures; and (vii) how existing resource development should be treated if changes are to be made to the fiscal regime. The review panel is to produce a final report that will be presented to the Minister of Finance by August, 31, 2007.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the “EPEA”), which came into force on September 1, 1993, and the Oil and Gas Conservation Act (Alberta) (the “OGCA”). The EPEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increased penalties. In 2006, the Alberta Government enacted regulations pursuant to the EPEA to specifically target sulphur oxide and nitrous oxide emissions from industrial operations including the oil and gas industry. No additional expenses are foreseen that are associated with complying with the new regulations. The Corporation will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. We believe that we are in material compliance with applicable environmental laws and regulations. We also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December, 2002, the Government of Canada ratified the Kyoto Protocol (“Protocol”). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 “business-as-usual” levels between 2008 and 2012. Given revised estimates of Canada’s normal emissions levels, this target translates into an approximately 40% gross reduction in Canada’s current emissions. It remains uncertain whether the Kyoto target of 6% below 1990 emission levels will be enforced in Canada. The Federal Government has introduced legislation aimed at reducing greenhouse gas emissions using a “intensity based” approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. As details of the implementation of this legislation have not yet been announced, the effect of our operations cannot be determined at this time.

Trinidad and Tobago

In Trinidad and Tobago, the majority of natural gas is marketed and processed by Atlantic LNG Company of Trinidad and Tobago (“Atlantic LNG”). Atlantic LNG has a liquefied natural gas plant at Point Fortin, situated in the southwestern coast of Trinidad.

The petroleum industry in Trinidad and Tobago is principally governed by the Petroleum Act (1969) (the “Act”), the Petroleum Regulations (1970) made thereunder, and the Petroleum Taxes Act (1974) (the “Taxes Act”). The Act establishes a framework for the grant of licenses and contracts and for the conduct of petroleum operations including activity on land and in submarine areas underlying the country’s territorial waters. Under the Act, the Ministry of Energy and Energy Industries is responsible for determining the areas to be made available for petroleum operations and may elect to invite applications for the rights to explore for and produce petroleum from these areas, via competitive bidding. Persons wishing to engage in petroleum exploration and production operations must apply to the Ministry of Energy and Energy Industries. On the basis of the Act and its subsidiary regulations, the Ministry of Energy and Energy Industries regulates and gives broad direction and guidance to the petroleum industry.

The Taxes Act is administered by the Minister of Finance through the Board of Inland Revenue and establishes the system of taxation for companies engaged in petroleum operations. The fiscal regime in Trinidad and Tobago can best be described as an enhanced two-tier system consisting of production based Royalty, Production Levy and Supplemental Petroleum Tax (S.P.T.) supported by a profits based corporation tax which includes the Petroleum Profits Tax (P.P.T.) and an Unemployment Levy. Incentives and allowances are structured into the system to encourage investment, particularly in exploration projects and enhanced oil recovery schemes.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply-demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries’ ability to adjust supply to world demand and weather. Crude oil prices have been kept high by political events causing disruptions in the supply of oil and concern over potential supply disruptions triggered by unrest in the Middle East and more recently have been impacted by weather and increased storage levels. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is the fairly consistent “renewal” of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. The Corporation will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Protocol, and other environmental initiatives, will have on the sector and, in more recent times, by the October 31, 2006 proposals of the Federal government of Canada (the “October 31, 2006 Proposals”) relating to income trusts and other “specified investment flow-through” entities (“SIFTs”). Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unitholders in the year. Under the October 31, 2006 Proposals, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only “normal growth” and no “undue expansion” before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the October 31, 2006 Proposals will not affect the method in which the Corporation will be taxed, they may have an impact on the ability of a SIFT to purchase producing assets from junior oil and gas companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies’ ability to be sold to a SIFT which has been a key “exit strategy” in recent years for small to mid-sized oil and gas companies. This may be a benefit for the Corporation as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Corporation’s ability to sell producing properties or pursue an exit strategy.

Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry, although the level of same was negatively impacted by the October 31, 2006 Proposals. The Corporation will compete with numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. The Corporation may have to rely on internally generated funds to conduct their exploration and developmental programs.

TRANSFER AGENT AND REGISTRAR

Olympia Trust Company, at its principal offices in Calgary, Alberta, is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 – Continuous Disclosure Obligations by the Corporation during, or related to, the Corporation’s most recently completed financial year other than Chapman, the Corporation’s independent engineering evaluator. As at the date hereof, to the knowledge of management of the Corporation, none of the aforementioned persons or companies, or principals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

In addition, Meyers Norris Penny LLP, Chartered Accountants, are the Corporation’s auditors and as such have prepared an opinion with respect to the Corporation’s consolidated financial statements as at and for the fiscal year ended December 31, 2006. Meyers Norris Penny LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Common Shares and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s Information Circular for the most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided for in our financial statements and management’s discussion and analysis for the year ended December 31, 2006. Documents affecting the rights of securityholders, along with other information relating to the Corporation, may be found on SEDAR at www.sedar.com and on the Corporation’s website at www.chaenergy.ca.